                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549


                                    FORM 11-K


 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
    SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


FOR THE TRANSITION PERIOD FROM                        TO
                              ------------------------  ------------

COMMISSION FILE NUMBER 1-10319


                         RTI INTERNATIONAL METALS, INC.
                              EMPLOYEES RETIREMENT
                              AND INVESTMENT PLAN
                                (Title of Plan)


                         RTI INTERNATIONAL METALS, INC.
            (Name of Issuer of securities held pursuant to the Plan)


                    1000 WARREN AVENUE NILES, OH 44446-0269
          (Address of Plan and of principal executive office of Issuer)

                       CONSENT OF INDEPENDENT ACCOUNTANTS


We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-391420) of RTI International Metals, Inc. of our report dated June 24, 2002 relating to the financial statements of the RTI International Metals, Inc. Employee Savings and Investment Plan, which appears in this Form 11-K.




July 1, 2002

                        Report of Independent Accountants



To the Participants and Administrator of the RTI International Metals, Inc. Employee Savings and Investment Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the RTI International Metals, Inc. Employee Savings and Investment Plan
(the "Plan") at December 31, 2001, and the changes in net assets available for benefits for the period from January 1, 2001 (the date of inception) through December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




June 24, 2002

                         RTI INTERNATIONAL METALS, INC.
                      EMPLOYEE SAVINGS AND INVESTMENT PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                DECEMBER 31, 2001





                                                              2001
                                                        -----------------
Investments at fair value                                    $ 5,201,354
Employer and employee contributions receivable                   103,705
                                                        -----------------
Net assets available for benefits                            $ 5,305,059
                                                        =================



   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                         RTI INTERNATIONAL METALS, INC.
                      EMPLOYEE SAVINGS AND INVESTMENT PLAN
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
           FOR PERIOD FROM JANUARY 1, 2001 THROUGH DECEMBER 31, 2001





                                                        2001
                                                --------------------

Contributions
        Employee                                 $          742,744
        Employer                                            438,368
                                                --------------------
Total contributions                                       1,181,112
Investment income:
        Interest and dividend income                        118,377
        Net appreciation (depreciation) in fair
              value of investments                         (195,135)
                                                --------------------
                                                            (76,758)

        Transfers                                         4,337,529
                                                --------------------
              Total net additions                         5,441,883
                                                --------------------
        Participants' benefits paid                        (136,824)
                                                --------------------
              Total net deductions                         (136,824)
                                                --------------------
Increase (decrease) in net assets                         5,305,059
Net assets available for benefits
        Beginning of year                                         -
                                                --------------------
        End of year                              $        5,305,059
                                                ====================


   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                         RTI INTERNATIONAL METALS, INC.
                      EMPLOYEE SAVINGS AND INVESTMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2001

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES:

The financial statements of the RTI International Metals, Inc. Employee Savings and Investment Plan (the Plan) have been prepared in conformity with generally accepted accounting principles. The following are the significant accounting policies followed by the Plan:

ACCOUNTING METHOD

The financial statements of the Plan use the accrual method of accounting.

USE OF ESTIMATES

The preparation of the Plan's financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make significant estimates that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

RISKS AND UNCERTAINTIES

The Plan provides for various investment options in any combination of mutual funds and other investment securities. The investments are exposed to various risks, such as interest rate, market, and credit risk. It is at least reasonably possible that changes in risks, in the near term, would materially affect participant account balances and the amounts reported in the statement of net assets available for benefits during the reporting period.

INVESTMENTS

Investments in funds managed by Fidelity Management Trust Company (Fidelity) and RTI International Metals, Inc. common stock are valued at fair market value based on published quotations. Security transactions are recorded as of the settlement date. Participant loans receivable are stated at net realizable value (total borrowings less repaid principal).

Investments greater than 5% of the net assets available for benefits as of the end of the Plan year are as follows:


         Fidelity Magellan Fund                               $ 1,431,966
         Fidelity Managed Income Portfolio                        745,857
         Fidelity Growth and Income Fund                          842,079
         Spartan U.S. Equity Index Fund                           749,794
         Fidelity Low Priced Stock Fund                           647,938
         Fidelity Worldwide Fund                                  382,267

During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $195,135 as follows:

         Mutual funds                                         $   139,962
         Common stock                                              55,173
                                                              -----------
                                                              $   195,135
                                                              ===========

NET APPRECIATION (DEPRECIATION) INFAIR VALUE OF INVESTMENTS

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of investments, which consists of realized gains and losses from sales of investments and the unrealized appreciation and depreciation in the fair value of its investments.

FUNDING

The Plan is funded by contributions from the participating employees and the employer. The costs of administering the Plan and the trust are borne by RTI International Metals, Inc.

PAYMENT OF BENEFITS

Benefits are recorded when paid.

NOTE 2 - DESCRIPTION OF PLAN

GENERAL

RTI International Metals, Inc. (the "Company") is the Plan Sponsor. The Company is a successor to entities that have been operating in the titanium industry since 1951.

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. Reference should be made to the Plan agreement for additional information concerning contributions, eligibility, income allocation, withdrawals and other important features of the Plan.

The Plan, created on January 1, 2001, is a defined contribution and matching dollar contribution plan covering full-time salaried, nonrepresented employees who satisfy age and service requirements dependent upon their division as defined in the Plan agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Participants may contribute from 1% to 20% of their salaries through payroll deductions. Contributions are subject to limitations specified in the Internal Revenue Code (IRC). Contributions are directed by the participants into any one or all of the investment options. Changes in allocation of future contributions and transfers of presently invested contributions are permitted pursuant to the Plan document. Participants may change their elections of investment funds by calling the recordkeeper directly. Participants are 100% vested in their voluntary contribution plus actual earnings thereon at all times.

The Company may contribute a portion of a participants salary depending upon their division as defined in the Plan agreement. Participants vest in the employer contributions ratably over a period of three years to six years dependent upon their division. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

PAYMENT OF BENEFITS

Participants or their beneficiaries are entitled to the full current value of the vested portion of their account in the Plan upon:

    -  Retirement;
    -  Termination of Employment with the Company; or
    -  Death

Participants may also make written application to the Administrator for withdrawal of all or a portion of their account balance for certain limited situations qualifying as financial hardships under Internal Revenue Service
(IRS) guidelines in effect at the time of the withdrawal.

PARTICIPANT LOANS RECEIVABLE

Loans are available to all participants subject to provisions set forth in the Plan document. Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to 50% of the existing account balance not to exceed $50,000 in any 12-month period. Loans are treated as a transfer (from) the investment fund to the Participant Loans Receivable fund. Loan repayment terms range from one month to five years and are secured by the balance in the participant's account. Loans bear interest at a rate commensurate with the current market rate when made. Loans made in 2001 bear interest at 8.75%. Interest rates on loans transferred into the Plan range from 8.75% to 15.00%. Principal and interest are paid ratably through monthly payroll deductions. Repayments are transfers to the investment funds (from) the Participant Loans Receivable fund. Loan terms and repayment policies are designed to be in compliance with the requirements of section 401(k) of the IRC.

TRANSFERS

Transfers represent transfers from or (to) other plans. The Plan was established on January 1, 2001 for eligible employees of certain of the Company's subsidiaries, including Weld-Tech Engineering Service, RMI Tubemill Division, Galt Alloys and New Century Metals. Any of these subsidiary employees participating in another of the Company's benefit plans was required to transfer their participation to the Plan. During 2001, total assets of $4,054,809 associated with participants from these subsidiaries were transferred into the Plan.

ADMINISTRATION

The Plan is administered by the Company's Retirement Board (the
"Administrator"). The Board establishes the rules and procedures and interprets the provisions of the Plan. Administrative expenses of the Plan, including legal and audit fees, are paid by the Company and, as such, are not expenses of the Plan.

TERMINATION PROVISION

The Company anticipates the Plan will continue without interruption, but reserves the right to discontinue the Plan at any time. In the event that such discontinuance results in the termination of the Plan, the Plan provides that each participant shall be fully vested in his or her individual account which includes earnings on the participant's contributions as well as employer contributions. The individual accounts of the participants shall continue to be administered by the Administrator, or be distributed in a lump sum to the participants, as deemed appropriate by the Administrator.

If a participant terminates their employment and is less than 100% vested in their share of the employer contributions, they may forfeit the non-vested portion of their employer contributions. Forfeitures are retained in the Plan and will first be used to pay administrative expenses. Any remaining amounts will be used to reduce future employer contributions payable under the Plan.

NOTE 3 - INCOME TAXES:

The IRS has not made a determination nor informed the Company that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Administrator believes that the Plan is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan financial statements.

NOTE 4 - RECORDKEEPING

Individual participant account balances, allocations and investment options are maintained by Fidelity Investments Institutional Operations Company, Inc., based on enrollment and payroll information supplied by the Company.

NOTE 5 - RELATED PARTY TRANSACTIONS

Certain investments of the Plan are managed by Fidelity. Since Fidelity is also trustee of the Plan, these are party-in-interest transactions.

                               SCHEDULE OF ASSETS
                          HELD FOR INVESTMENT PURPOSES
                                   FORM 5500
                         RTI INTERNATIONAL METALS, INC.
                      EMPLOYEE SAVINGS AND INVESTMENT PLAN
                               DECEMBER 31, 2001
                          EIN: 52-2115953, PLAN #: 001


                                                                                         CURRENT
             IDENTITY                           DESCRIPTION OF INVESTMENT                 VALUE
*  Fidelity Investments             Fidelity Magellan Fund                            $ 1,431,966

*  Fidelity Investments             Fidelity Growth and Income Fund                       842,079

*  Fidelity Investments             Fidelity Low Priced Stock Fund                        647,938

*  Fidelity Investments             Fidelity Worldwide Fund                               382,267

*  Fidelity Investments             Fidelity Managed Income Portfolio                     745,857

*  Fidelity Investments             Spartan U.S. Equity Index Fund                        749,794

*  Fidelity Investments             FMTC Institutional Money Market Fund                   11,835

*  Fidelity Investments             RMI Titanium Company Stock Account                    155,150

*  Participant Loans Receivable     Interest Rates High 15.00%, Low 8.75%                 234,468

                                                                                    -------------
                                                                            TOTAL:    $ 5,201,354
                                                                                    =============



                                 *  DENOTES PARTY-IN-INTEREST